Filed Pursuant to SEC Rule 425 Filing Person: UtiliCorp United Inc. Subject Company: Aquila, Inc. Target's File Number 1-16315

The following materials are slides that will be used by UtiliCorp United Inc. in presentations to analysts.

UtiliCorp United Inc.
Recombining as Aquila to Ensure
Long-Term Growth

Creating Value by Providing Superior
Energy Solutions for Our Customers

Management

Robert K. Green President & Chief Operating Officer	Dan Streek Chief Financial Officer

Key Messages

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Rationale leading to Aquila IPO

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Significant value realized from IPO

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New economic environment since IPO

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Proposed transaction rationale

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Transaction terms and timing

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Out-performance of both companies

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Pro forma impact

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Growth drivers

  Rationale Leading to Aquila IPO

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At the time, capital markets, industry trends, and Aquila & UCU discrete strategies were aligned

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Objectives included:

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Enhance shareholder value by crystallizing the value of Aquila

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Raise efficient equity proceeds for both companies

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Increase financing flexibility

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Enhance strategic focus, speed, and responsiveness

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Provide more targeted investment for stockholders

    Significant Value Realized From IPO

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Clarified and focused Aquila's strategy internally and with investors

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Raised efficient proceeds, driving recently reported earnings growth

Equity Market Value Created ($MM)

(1)
Assumes UCU 2002E Pro Forma Net Income multiplied by its 10.3x P/E on November 6, 2001.

(2)
Assumes 15.0x UCU 2002E Pro Forma Net Income.

  Aquila Relative Performance

New Economic Environment Since IPO

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Market Conditions

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Weakening economy, accelerated by 9/11

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Overall equity market conditions; massive multiple compression despite earnings growth

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Tightening credit markets (particularly banks) prefer assets, post California

Scale and Balance Matter Most in the New Environment

    New Economic Environment Since IPO

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Industry Conditions

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California regulatory fallout

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Perceived over-capacity, resulting in declining forward power price curve in most regions

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Massive industry consolidation / convergence

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Deterioration of long standing corporate themes

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Rethinking of carve-outs and spin-offs

Scale and Balance Matter Most in the New Environment

    Aquila Unexpected Challenges

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Access to capital critical (scale and stability important)

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Continued high volatility / growth opportunities

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Earnings out-performance / valuation and stock price declines

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Increase in target companies' size given recent industry consolidation, resulting in formidable M&A opportunities

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Tightening credit markets, particularly banks

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Curtailed equity market access for growth companies

  Assessment of Strategic Alternatives

Transaction Terms

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Tax-free Share Exchange Transaction

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Not a cash take-out

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Minority stock-for-stock exchange, allowing continued investor participation in attributes of both companies

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Premium to IPO relative value proposition

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IPO: ILA $24.00 / UCU $35.39 = 0.6782

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Conversion Ratio: ILA/UCU = .6896

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15% premium based on prices one day preceding announcement

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Premium in line with similar stock-for-stock minority buy-ins

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Over 50% (and growing) of 2002E earnings of recombined companies will be generated by ILA

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Combined company growth rate of 15%+

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Continued UCU dividend $1.20

New UCU strategy will emphasize merchant strategy; name change to Aquila

    Transaction Timing

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UtiliCorp will file Form S-4 and Schedule TO shortly

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Aquila will then file Schedule 14D-9

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Once SEC declares the S-4 effective, the exchange offer will commence

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Exchange offer will be open for at least 20 days

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Upon the successful completion of the exchange offer, Aquila will undergo a short-form merger and then be a wholly owned UtiliCorp subsidiary again

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UtiliCorp is targeting January 2002 closing

Investors get enhanced Aquila growth opportunities, combined with a base of stable cash flows and balance sheet scale

  Strong Combined Performance

*
Trailing 12 months, Pro Forma with Aquila & Midlands

  5 Year Total Shareholder Return

  5 Year Period 10/31/96—10/31/01

  * As shown, not to scale

  Segment Assets

  Pro Forma: A much larger and more diversified company

Segment Net Income

Pro Forma: A much larger and more diversified company

Earnings Growth Delivered

2001 UCU Anticipated EPS Growth

2002 UCU EPS Target, Excluding Aquila

2002 Combined Guidance

Forward-Looking Statements

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The statements made with respect to UtiliCorp's earnings and outlook for the future contain some forward-looking information. Naturally, all forward-looking statements involve risk and uncertainty and actual results or events could be materially different. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.

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Important factors that could cause actual results to differ include: unusual weather conditions; economic and financial market conditions, including changes in exchange rates, interest rates, and commodity prices; the success of our growth strategy; competition in the markets in which our businesses operate; and changes in applicable laws, regulations, or rules governing energy, environmental, tax, or accounting matters. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed might not occur. Please review the company's latest annual report on Form 10-K, quarterly report on Form 10-Q, any current reports on Form 8-K, and recent press releases for other important factors that could cause results to differ materially from those in any such forward-looking statements.

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Information in these archived materials may not be current and may be superseded by more recent information published by Aquila or UtiliCorp.

  Additional Information

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In connection with the proposed transaction, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission.

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Investors and security holders are advised to read these documents when they become available, as they will contain important information.

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Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations at (816) 421-6600.

  UtiliCorp United Inc.
  Recombining as Aquila to Ensure
  Long-Term Growth

  Questions & Answers
  Creating Value by Providing Superior
  Energy Solutions for Our Customers

Additional Information and Where To Find It

In connection with the proposal by UtiliCorp to make an exchange offer to the public shareholders of Aquila, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.